UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 1-35016

SGOCO Group, Ltd.

12/F, TOWER BLDG #3

CHINA ACADEMY OF SCIENCE & TECHNOLOGY DEVELOPMENT

GAOXIN SOUTH AVE.1

NANSHAN DISTRICT

SHENZHEN, CHINA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: February 10, 2016	By: /s/ Shi-bin Xie
Shi-bin Xie
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description

99.1	SGOCO Group, Ltd. Announces It Regains Compliance with NASDAQ Bid Price Requirement